Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by The Financial Post on September 8, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona's variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

By Meghan Potkins

September 8, 2025

Strathcona ups offer for MEG, calls Cenovus’ rival bid a ‘car crash’

The offer represents an 11% premium over the implied value of Cenovus’ offer

Strathcona Resources Ltd. chairman Adam Waterous escalated the fight for MEG Energy Corp., on Monday, boosting his takeover offer for the oilsands producer and blasting its board for backing what he called an “absolute car crash” of a deal with Cenovus Energy Inc.

“This dereliction of duty by the MEG board will be taught (in) business schools,” Waterous said, pointing to Cenovus’ nearly $4-billion market value surge in the days after the deal was announced as proof that MEG’s board had handed a windfall to Cenovus shareholders.

“This is a unicorn. This is the most amount of money left on the table by a board of directors in a M&A transaction in Canada in the last 20 years,” Waterous said. “How the hell did that happen?”

“The result is this absolute car crash for MEG shareholders.”

Strathcona’s new offer – 0.80 of a share per every MEG share – values MEG at $30.86 per share, a 10 per cent bump from Strathcona’s original bid, based on Friday’s closing price.

Strathcona had initially offered a mix of stock and cash, but the sweetened deal is all stock, with an implied value 11 per cent higher than rival Cenovus’s offer, based on Friday’s closing price.

The all-stock bid would provide MEG shareholders a 43 per cent stake in the combined company, compared to just under four per cent under Cenovus’s cash-heavy agreement, Strathcona noted in a release, accusing MEG’s board of running a “broken” sale process.

“There was no competitive tension in the sales process because they never talked to us and (Cenovus) were the only other bid, so hence, they just handed the company to Cenovus in a take-under and left all this money on the table,” Waterous said.

“If you are a MEG shareholder… not surprisingly, you are apoplectic.”

MEG has not previously confirmed what companies participated in its bidding process, and the company did not immediately respond to a request for comment Monday.

But in a news release responding to Strathcona Monday afternoon, MEG said its board will “evaluate” the revised offer and respond by Sep. 15, the same date Strathcona’s original takeover offer was set to expire.

MEG reiterated the company’s previously announced agreement with Cenovus — noting that the deal was expected to close in the fourth quarter — while acknowledging the new offer from Strathcona.

“The MEG board of directors has not made any determination with respect to the revised Strathcona offer at this time,” the company said in a statement.

MEG shareholders are set to vote on Cenovus’ deal on Oct. 9.

Strathcona said Monday that it had set a new deadline of Oct. 20 for its sweetened offer. The move ensures that Strathcona’s revised bid could be available as a fallback, in the event MEG’s shareholders vote down Cenovus’ deal.

Strathcona’s improved offer comes just days before its original takeover bid was set to expire on Sep. 15, and one month before MEG shareholders are set to vote on Cenovus’ deal on Oct. 9.

The new deadline set for Strathcona’s amended bid is Oct. 20.

Cenovus requires two-thirds approval from MEG shareholders next month for its 75 per cent cash, 25 per cent stock bid that had an implied value of $27.79 per share at Friday’s close.

It is believed Strathcona and Cenovus have been lobbying shareholders hard in advance of the votes.

Waterous said Monday that he hadn’t spoken to a single MEG shareholder who was happy with the deal Cenovus announced on Aug. 22 with the blessing of MEG’s board.

“It’s not hard to be popular with shareholders when they see $3.9 billion left on the table,” said Waterous, referring to the increase in Cenovus’ market cap, resulting from its $1.67 share price gain in the week after the deal was announced.

“It’s been easy to have friendly conversations.”

Though not strictly part of the proposed offer, Strathcona is also dangling the potential for MEG shareholders to benefit from Strathcona’s previously planned $2.1-billion special distribution — the result of the sale of its Montney gas assets — in a one-time payout to shareholders of about $5.22 per share, in the event 100 per cent of MEG’s shareholders take Strathcona up on its offer.

Still, some market watchers say Strathcona’s new offer is underpinned by its frothy share price and are urging MEG shareholders not to forget there is still a third option open to them: they could keep the company independent.

MEG shareholders shouldn’t sell unless they get more than the stock is worth on its own, Michael Spyker, principal analyst at oil and gas consultancy firm HTM Energy Partners, said in a post on X. He said MEG’s fair value could be in the range of $30 to $31 per share.

“All I really care about is clients that own MEG get compensated for voting ‘yes’,” Spyker wrote, acknowledging that Cenovus would be likely to counter but that Strathcona had a good chance of closing the deal on MEG. “I think there’s room for (Strathcona) to move the cash part even higher so I am still confident they’ll close on MEG.”

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension to be filed with the SEC by Strathcona (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG's or Cenovus's publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona's plans for MEG in the event the Amended Offer is successful; the content, filing and mailing of the Notice of Variation and Change and the anticipated timing thereof; Strathcona's intention to undertake a special distribution of $2.142 billion (the “Special Distribution”) to all holders of Strathcona common shares as a dividend or, at the election of shareholders, a return of capital, including the anticipated form and amount of the Special Distribution, timing thereof and the expectation that, if the Amended Offer is completed, MEG shareholders who deposit MEG Shares under the Amended Offer and any second stage transaction will be entitled to participate in the Special Distribution; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona's business and has no current plans to sell any of its Strathcona common shares; WEF's willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona's intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona's expectations; the success of Strathcona’s operations and growth and expansion projects; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The declaration of the Special Distribution on Strathcona common shares is at the sole discretion of the board of Strathcona and will continue to be evaluated. There are factors that may result in Strathcona not declaring the Special Distribution, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.